EXHIBIT 99.8

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the US and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

(tabular amounts in thousands of United States dollars, except as otherwise noted)

	Canadian GAAP	US GAAP
Consolidated Balance Sheets	2011	2011
Balance sheet:
Mining assets (a) (b) (c)	$777,807	$734,369
Future income tax liability, net (d) (f)	301,674	278,610
Other long-term liability (d)	3,001	8,988
Shareholders’ equity (d)	734,926	708,565

	Canadian GAAP	US GAAP
	2010	2010
		Restatement
Balance sheet:		(Note g)
Mining assets (a) (b) (c)	$802,984	$749,311
Future income tax liability, net (d) (f) (g)	229,017	206,567
Other long-term liability (d)	2,201	6,973
Shareholders’ equity (d) (f) (g)	860,585	824,590

Consolidated Statements of Earnings	2011	2010
		Restatement
		(Note g)
Earnings (loss) attributable to shareholders for the year, Canadian GAAP	$21,669	$(73,176)
Cost of sales (c) (e)	10,235	7,599
Future income taxes (f)	(3,209)	(293)
Dilution loss (g)	–	34,761
Earnings (loss) attributable to shareholders for the year, US GAAP	$28,695	$(31,109)

	2011	2010
		Restatement
Consolidated Statements of Comprehensive Income (Loss)		(Note g)
Earnings (loss) attributable to shareholders for the year, US GAAP	$28,695	$(31,109)
Other comprehensive income (loss), Canadian GAAP	11,233	6,403
Other comprehensive income (loss), US GAAP (d)	(1,038)	704
Total comprehensive income (loss) attributable to shareholders, US GAAP	$38,890	$(24,002)

Basic earnings (loss) per share	$0.36	$(0.42)
Diluted earnings (loss) per share	$0.35	$(0.42)

	2011	2010
		Restatement
Consolidated Statement of Cash Flows		(Note g)
Cash provided by (used in):
Operating, Canadian GAAP	$73,688	$44,209
Net earnings (loss) adjustments (c)	7,026	42,067
Items not involving cash:
Amortization and accretion (c)	(10,235)	(7,599)
Future income taxes	3,209	293
Dilution loss (g)	–	(34,761)
Cash provided by (used in):
Operating, US GAAP	73,688	44,209
Cash provided by (used in):
Financing, Canadian GAAP	69,081	(103,996)
Cash provided by (used in):
Financing, US GAAP	69,081	(103,996)
Cash provided by (used in):
Investing, Canadian GAAP	(103,774)	100,359
Cash provided by (used in):
Investing, US GAAP	(103,774)	100,359

Foreign exchange effect on cash balances	6,729	5,662

Increase (decrease) in cash and cash equivalents	45,274	46,234
Cash and cash equivalents, beginning of year	62,969	16,735
Cash and cash equivalents, end of year	$108,693	$62,969

(a)	Mineral Rights

The Company’s policy is to capitalize the costs of acquiring mineral rights under both Canadian and US GAAP.

(b)	Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

The Company’s policy under US GAAP is to expense all costs on properties prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

There is no difference in the calculation of reserves for the periods presented under Canadian or US GAAP. The calculation follows the requirements of the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Project as well as the definitional guidance of Industry Guide 7 as required under US GAAP.

(c)	Expenditures on Mining Interests Upon the Establishment of Proven and Probable Reserves

Upon establishment of proven and probable reserves, the Company has capitalized the costs of developing these reserves for both Canadian and US GAAP purposes.

Under US GAAP, the production stage is deemed to begin when saleable minerals are extracted from an ore body, regardless of the level of production. For Canadian GAAP, the production stage is deemed to begin when production reaches commercial levels. For US GAAP purposes, the start-up phase ended effective February 1, 2003 for the A-154 pipe and June 1, 2008 for the A-418 pipe. For Canadian GAAP purposes, the start-up phase ended effective August 1, 2003 for the A-154 pipe and August 1, 2008 for the A-418 pipe.

For Canadian GAAP purposes, the net book value of mining assets will be higher than for US GAAP purposes due to the capitalization of costs incurred for Canadian GAAP purposes in the first and second quarters of fiscal 2004 for the A-154 pipe and in the second quarter of fiscal 2009 for the A-418 pipe. This results in lower amortization under US GAAP, which is offset by the expensing of exploration costs for US GAAP purposes. Amortization pertaining to A-154 and A-418 items deferred for Canadian GAAP purposes net of exploration costs resulted in a $10.2 million decrease in cost of sales for the year ended January 31, 2011 for US GAAP purposes ($7.6 million for the year ended January 31, 2010).

For Canadian and US GAAP purposes, stripping costs attributable to separate and distinct ore bodies are capitalized during the pre-production stage. These stripping costs are expensed once the production phase of the ore body is deemed to have begun. The production phase is defined as when saleable minerals are extracted (produced) from the ore body.

There is no difference in the calculation of reserves for the periods presented under Canadian or US GAAP. The calculation follows the requirements of the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Project as well as the definitional guidance of Industry Guide 7 as required under US GAAP.

(d)	Accounting for Defined Benefit Pension and Other Postretirement Plans

For US GAAP purposes, the Company has adopted ASC Topic 715-20 (FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans), issued in September 2006. For the year ended January 31, 2011, a liability for pension benefits of $3.0 million is reported under other long-term liability for Canadian GAAP purposes. For US GAAP purposes, the following balance sheet reclassifications were made for fiscal 2011: an increase of $1.2 million in other long-term liability, a decrease in net future income tax liability of $0.2 million and a decrease in accumulated other comprehensive income (loss) of $1.0 million. For the year ended January 31, 2010, the reclassifications were a decrease of $0.8 million in other long-term liability, an increase in net future income tax liability of $0.1 million and an increase in accumulated other comprehensive income (loss) of $0.7 million.

(e)	Investment Tax Credits

Under Canadian GAAP the Company records non-refundable investment tax credits as a reduction in the expense or the capital expenditure to which they relate. The majority of non-refundable investment tax credits earned by the Company relate to research and development expenditures and pre-production mining expenditures. Under US GAAP, non-refundable investment tax credits are recorded as a reduction in the current income tax expense in the year in which the tax credits are earned and more likely than not to be realized.

(f)	Accounting for Uncertainty in Income Taxes

The Company has adopted the provisions of ASC Topic 740-10 with respect to the accounting for uncertainty in income taxes on February 1, 2007 for US GAAP reporting purposes only. As of January 31, 2011 and 2010, the Company recognized a reduction of $0.8 million and $0.7 million of future income tax liability, respectively. These reductions are as a result of certain tax benefits not recognized for Canadian GAAP purposes being recognized for US GAAP purposes in accordance with FIN 48.

A reconciliation of the beginning and ending amount of the reduction is as follows:

	2011	2010
Unrecognized tax benefit at the beginning of the year	$(727)	$(620)
Foreign exchange	(50)	(91)
Addition based on tax position taken during the current period	–	(16)
Unrecognized tax benefit at the end of the year	(777)	(727)

(g)	Restatement

In 2010, under Canadian GAAP, the Company had recorded a non-cash dilution loss of $34.8 million with respect to the investment by Kinross of an indirect interest in the Daivik Diamond Mine. Under US GAAP, ASC Topic 805 (formerly Statement of Financial Accounting Standards 141 (R)) and ASC Subtopic 810-10 (formerly, Accounting Research Bulletin No 51, Consolidated Financial Statements), changes in a Company’s ownership interest in an entity that do not result in a loss of control should be accounted for as an equity transaction. As a result, the Company determined that for US GAAP purposes for the year ended January 31, 2010, the investment by Kinross should be accounted for as an equity transaction and the loss attributable to shareholders for that year was overstated by $34.8 million, and the future income tax liability was understated by $3.6 million. Accordingly, the Company has restated the prior year’s balance sheet, consolidated statements of earnings, comprehensive income and cash flows, under US GAAP, to reflect the changes under ASC Topic 805 and ASC subtopic 810-10.

(h)	Impact of Recent United States Accounting Pronouncements

Subsequent Events

In February 2010, the FASB issued ASU 2010-09 “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”. This ASU amended the guidance on subsequent events and will no longer require that an SEC filer disclose the date through which subsequent events have been evaluated. The amendment was effective on issuance. This amendment had no material impact on the consolidated financial statements.